Exhibit 99.1

China Information Technology, Inc. Announces Strategic Transition to Cloud Platform

SHENZHEN, China, July 21, 2014 /PRNewswire/ -- China Information Technology, Inc. ("CNIT" or the "Company") (CNIT), a leading provider of internet-based products and services and one of the largest public information distribution and online ads exchange platforms in China, today announced that its Board of Directors approved the strategic initiative to transition the Company from a provider of traditional IT system integration to cloud-based internet platform technology.

The Company successfully created the CNIT Cloud Platform based upon its proprietary Cloud-App-Terminal (CAT) model. This cloud-based platform along with various applications enables customers in education, healthcare, advertisers, elevator management, community services to improve efficiencies under a one-stop online platform, which is managed through one account, one log-in, centralized storage, one-click payment, and standardized e-Commerce shopping cart.

Going forward, under the decision by the board of directors, the Company plans to regroup its business under the following three segments:

1) Internet-based products and services, providing specific internet-based products and applications to different industries;

2) New media cloud-based platform, facilitating public information distribution and online ads exchange;

3) Social and Community internet platform, targeting at community services and e-Commerce;

Through years' of ongoing research and development, the Company developed several online platforms including Cloud-based Education Platform (CEP), Information Distribution Platform (IDP), and Online Ads Exchange Platform (OAEP). Subsequent to these successful trials, the Company will endeavor to centralize individual platforms under the CNIT Cloud Platform for in-depth application in various fields.

CEP facilitates the digitization of information primarily for elementary schools. The robust online platform integrates teaching and studying and enhances the interaction among schools, students and parents through a variety of functions from course preparation, files storage, and online courses to educational resource database, interactive simulation and campus information. According to the internal research conducted by the Company, the Company's CEP has been implemented in more than 100,000 classrooms in 100 cities across China, benefiting 5 million students and 10 million parents.

IDP is a cloud-based public information distribution platform. It has more than 10,000 active client terminals in various industries including banking, media, education, hospital, retail, transportation, jewelry, tobacco, hospitality, restaurant and entertainment.

OAEP enables one-stop services of digital display media selection, product placement and advertising effectiveness tracking through CNIT's smart display terminals. As a result, advertising placement will become more vertically integrated, targeted, and specialized.

Mr. Jiang Huai Lin, Chairman and Chief Executive Officer of the Company, commented, "Our new cloud-based mobile applications are slated to launch at the end of August. Meanwhile, we are moving away from a low margin and high financial leverage business model towards a more innovative business model that is based on light asset, faster growth and higher profitability. The strategic transition marks another milestone for the Company, which I believe will create more shareholder value."

About China Information Technology, Inc.

Headquartered in Shenzhen, China, China Information Technology, Inc., through its subsidiaries and other consolidated entities, provides CNIT Cloud Platform based on its proprietary Cloud-App-Terminal (CAT) model. The Company's cloud-based products include Cloud-based Education Platform (CEP), Information Distribution Platform (IDP), Online Ad Exchange Platform (OAEP), etc. The Company's integrated hardware, software, and cloud-based services serve a variety of customers in the fields of government, education, healthcare, financial, commercial, communication and individual consumers. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Tiffany Pan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com